UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Jubel, Inc.

Legal status of issuer

   Form
   Corporation

   Jurisdiction of Incorporation/Organization
   Delaware

   Date of organization
   May 29, 2015

Physical address of issuer
863 Bowsprit Rd., Chula Vista, CA 91914

Website of issuer
www.jubel.co

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$44,504.74	$103,381.59
Cash & Cash Equivalents	$44,504.74	$103,381.59
Accounts Receivable	$0.00	$0.00
Short-term Debt	$131,095.89	$121,699.10
Long-term Debt	$347,181.00	$0.00
Revenues/Sales	$888,736.04	$618,515.01
Cost of Goods Sold	$742,838.68	$517,960.10
Taxes Paid	$0.00	$0.00
Net Income	-$415,454.64	-$96,385.02

April 29, 2020

FORM C-AR

Jubel, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Jubel, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.jubel.co no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of

operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Jubel, Inc. (the "Company") is a Delaware Corporation, formed on May 29, 2015. The Company was formerly known as Not applicable . The Company is currently also conducting business under the name of Not applicable .

The Company is located at 863 Bowsprit Rd., Chula Vista, CA 91914.

The Company's website is www.jubel.co.

The information available on or through our website is not a part of this Form C-AR.

The Business

Jubel is an experiential travel company that aims to make planning multi-day trips easy by offering personalized routes, vetted destinations, budget optimization, curated local

recommendations, and 24/7 support from travel experts. Jubel charges trip planning services fees to their customers and also receives commissions from suppliers.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize them. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on third-party services to provide travel inventory and pay revenue shares on sales.
We rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in our ability to monetize our platform. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of inventory and fulfillment of booking transactions could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have

increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

We depend on third party providers, suppliers and licensors to supply some of the software and operational support necessary to provide our services.
We obtain this software from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the services we desire. Some of our software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing inaccurate information, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, and damage to our data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous

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terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Software or design defects, unanticipated use of our products or services, or inadequate disclosure of risks relating to the use of the products or services can lead to injury or other adverse events.

These events could lead to refunds or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any refund could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products or services can also result in product or other liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance, and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach

could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disrupt our operations and the services we provide to customers, damage our reputation and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

We operate in virtually every part of the world and serve customers in more than 6 countries.
In 2019, approximately 20% of our revenue was attributable to activities outside the U.S. Our operations are subject to the effects of geopolitical risks and safety for travelers. They are also affected by local economic environments, including inflation, recession, currency volatility and actual or anticipated default on sovereign debt. Political changes, some of which may be disruptive, can interfere with our ability to provide service to certain destinations, our customers and all of our activities in a particular location.

Our international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes.
Any of these changes could adversely affect our business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates. In addition, some emerging market countries may be particularly vulnerable to periods of financial instability or significant currency fluctuations or may have limited resources for healthcare spending, which can adversely affect our results.

Climate Change, Climate Change Regulations and Greenhouse Gas Effects May Adversely Impact our Operations.
There is growing concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases (GHG) and other human activities have or will cause significant changes in weather patterns and increase the frequency and severity of natural disasters. Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in changes in precipitation and extreme weather events. Climate change could have a material adverse effect on our results of operations by limiting the destinations that we can service due to unsuitable travel conditions.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Jose Pablo Toscano, Robert Lyons, Lea Korinth, and Nicolas Bergengruen who are respectively CEO: August 2015 - Present; CTO: March 2018 - Present; Head of Operations: November 2019 - Present; and CMO: September 2015 - Present of the Company. The Company has or intends to enter into employment agreements with Jose Pablo Toscano, Robert Lyons, Lea Kornith, and Nicolas Bergengruen although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Jose Pablo Toscano, Robert Lyons, Lea Korinth, and Nicolas Bergengruen or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Jose Pablo Toscano, Robert Lyons, Lea Korinth, and Nicolas Bergengruen in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Jose Pablo Toscano, Robert Lyons, Jenny Schroder, and Nicolas Bergengruen die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment. changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.

Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. Our customers usually take trips once a year but there is no way to predict this and mitigate low booking seasons. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as

certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and software tools;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.
We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our industry, including us, experience high employee attrition. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

We are subject to rapid technological change and dependence on new product development.
Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or

introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when booking a trip. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to re-engage past clients for new trips could have an adverse effect on our business.

We rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third party prime contractor.

From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters, pandemics, and political unrest.

Military actions in Iraq, Afghanistan and elsewhere, global terrorism, natural disasters, the COVID-19 pandemic, and political unrest in the Middle East and other countries are among the factors that may adversely impact regional and global economic conditions and our clients' ability, capacity and desire to travel abroad. Additionally, hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' travels, which may result in a further adverse impact

on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or

technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.
In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we will rely heavily on travel inventory suppliers, such as booking.com, Amadeus, Viator, Airbnb etc. to provide us with leading-edge travel inventory that conforms to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.
Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become

17

obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Jubel is an experiential travel company that aims to make planning multi-day trips easy by offering personalized routes, vetted destinations, budget optimization, curated local recommendations, and 24/7 support from travel experts. Jubel charges trip planning services fees to their customers and also receives commissions from suppliers.

Business Plan

Jubel makes the luxury of an expert travel advisor more affordable to millions of people that currently spend countless hours travel planning themselves. Jubel's platform makes it easier to plan and book extraordinary trips tailor-made to the customer's style, budget, and preferences.

THE PROBLEM: PLANNING EXPERIENTIAL TRAVEL IS OVERWHELMING. 1. Travelers now want to have more meaningful multi-destination travel experiences. 2. They struggle with choice overload. 3. Generally available information, especially on the internet, can be unreliable. 4. Customers have inadequate tools to determine the best value for their desired trip. 5. Planning takes considerable time. According to PhocusRight and Club Med research, it takes travelers an average of 30 hours over four months to plan a trip.

JUBEL'S SOLUTION: A DIY TRIP PLANNING AND BOOKING PLATFORM. Jubel helps users discover the world's wonders with extraordinary custom-made trips while saving them money and countless hours of research. Jubel's platform empowers users with expert travel knowledge, curated destinations, acute personalization, and seamless booking.

MONETIZATION: Jubel receives an average of 10% in net revenue from total booking costs as well as planning fees charged directly to the customer. Jubel maintains relationships and/or direct API connections with booking resources such as, and including booking.com, Viator, and Expedia, which gives customers access to worldwide inventories (hotels, car rentals, and activity providers). These companies charge an average of 10-20% to suppliers and pay to Jubel 40-50% revenue share of the booking firm's net revenue for Jubel originated transactions.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Custom Multi-Destination Trips	Using a proprietary travel destination database, Jubel's travel specialists personalize multi-destination tours for their customers taking into account their needs, preferences, and budgets. Jubel's travel specialists also provide 24/7 support, budget optimization, and curated local recommendations.	25-55 year old international travelers, college educated, with household incomes above $45,000.

Jubel is currently developing an automated DIY platform to plan and book multi-day tours without the need of a travel specialist. The final version of the platform is expected to be available by the end of 2020.

Jubel offers its trip planning service via their online website.

Competition

The Company's primary competitors are Evaneos, Inspirock, Various Group Travel Agents, Various Luxury Travel Agents.

The markets for the Jubel's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. What sets Jubel apart from the competition is their technology, which allows their customers to quickly craft personalized multi-destination trips for their specific budget around the world. Unless travelers can afford a luxury travel agency, the one of the only ways to personalize a multi-destination trip is to rely on the internet which could require over 30 hours and four months of work to plan. Jubel aims to bridge this gap between tedious do-it-yourself planning and the luxury of having a travel agent.

Customer Base

Jubel's customers are individual consumers of international leisure travel products

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
88258778	Travel agency services,	JUBEL X (Stylized/Design)	January 11, 2019	May 21, 2019	United States

	namely, making reservations and bookings for transportation; Travel planning for individuals, families, and groups for special occasions such as destination weddings and honeymoons; Travel route planning; Coordinating travel arrangements for individuals and for groups; Organisation of travel; Providing a web site featuring travel information and commentary; Providing a website featuring information on travel; Providing information about travel, via the Internet				

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Travel Agency	California Department of Justice	Seller of Travel	May 1, 2018	May 3, 2018

Jubel is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities in the areas of labor, advertising, digital content, consumer protection, billing, e-commerce, promotions, quality of services, intellectual property ownership and infringement, tax, and data privacy requirements. These laws and regulations are subject to change.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 863 Bowsprit Rd., Chula Vista, CA 91914

The Company has the following additional addresses:

The Company conducts business in California.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jose Pablo Toscano

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO: August 2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jubel (CEO): August 2015 - Present. Responsibilities: Creating, planning, implementing, and integrating the strategic direction of Jubel. Responsible for all day-to-day management decisions and for implementing the Company's long and short-term plans.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Robert Lyons

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CTO: March 2018 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jubel (CTO): March 2018 - Present. Responsibilities: Develop the company's strategy for using technological resources. Ensuring technologies are used efficiently, profitably and securely. Evaluating and implementing new systems and infrastructure. Epiphanous Consulting (Founder & CEO): March 2018 - Present. Responsibilities: Help companies unlock, understand and utilize their data through better software and data architecture. Athlinks (Co-Founder, CTO, Senior Architect): April 2008 - March 2018. Responsibilities: Hands on architect, using scala, java, flink, spark, hadoop, elasticsearch, kibana, rdf and graphql to design and build real time streaming data solutions for operational and analytic applications.

Name

Lea Kornith

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Head of Operations: October 2019 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jubel (Head of Operations): October 2019 - Present Jubel (Travel Advisor): October 2018 - October 2019. International Students House (Marketing Assistant): January 2016 – April 2016

Name

Nicolas Bergengruen

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CMO: September 2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jubel (CMO): September 2015 - Present Oasis Collections (Supply & Growth Manager): Sep 2015 – Dec 2016. Oasis Collections (Business Development): May 2015 – Sep 2015

Name

Jose Pablo Toscano

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO: August 2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jubel (CEO): August 2015 - Present. Responsibilities: Creating, planning, implementing, and integrating the strategic direction of Jubel. Responsible for all day-to-day management decisions and for implementing the Company's long and short-term plans.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee in Washington.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Jenny Schroder	Assigned Restricted Stock - Work Product Assigned to Company	February 6, 2017	June 1, 2019

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	4,165,207
Voting Rights	The holders of the Common Stock are entitled to one vote for each share of Common Stock.
Anti-Dilution Rights	Not applicable
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable

Type of security	Series A Preferred Stock
Amount outstanding	240,156
Voting Rights	Each holder of outstanding shares of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on a matter, together with the holders of Common Stock. Certificate of Incorporation Section 3.3 provides that certain actions of company described therein shall require the written consent or affirmative vote of the holders of a majority of the then outstanding shares of Series A Preferred Stock.
Anti-Dilution Rights	Certificate of Incorporation Section 4.4 provides for adjustments to the Conversion Price applicable to Series A Preferred Stock upon certain diluting Issues of stock.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	If the company issues stock with a lower price than paid by the holders of the Series A Preferred Stock, the anti-dilution protection would increase the number of shares of common stock into which Series A Preferred Stock will convert, resulting in dilution of all issued common stock, or shares of common

	stock into which the Crowd Note and other convertible instruments convert.

Type of security	Crowd Note Convertible Notes
Amount outstanding	97,181
Voting Rights	Not applicable
Anti-Dilution Rights	Not applicable
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable

Type of security	Convertible Notes
Amount outstanding	250,000
Voting Rights	Not applicable
Anti-Dilution Rights	Not applicable
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	150,000
Voting Rights	Not applicable
Anti-Dilution Rights	Not applicable
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable

The Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	American Express
Amount outstanding	$20,080.32
Interest rate and payment schedule	Annual Percentage Rate 13% Monthly Installments of $1,188.43
Amortization schedule	18 equal monthly installments
Describe any collateral or security	Unsecured note; not applicable
Maturity date	October 4, 2021
Other material terms	

Type of debt	Convertible Notes
Name of creditor	Robert Lyons
Amount outstanding	$250,000.00
Interest rate and payment schedule	5% - Payable at maturity or conversion
Amortization schedule	Not applicable
Describe any collateral or security	Unsecured; not applicable.
Maturity date	May 15, 2021
Other material terms	Convertible Note (described under capitalization) $3,000,000 pre-money valuation cap 5% Interest 24-month maturity

Type of debt	Convertible Notes
Name of creditor	MicroVentures Crowd Note
Amount outstanding	$97,181.00
Interest rate and payment schedule	Not Applicable
Amortization schedule	Not Applicable
Describe any collateral or security	Unsecured; not applicable
Maturity date	
Other material terms	Crowd Note $3,000,000 pre-money valuation

	cap

The total amount of outstanding debt of the company is $478,276.89.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Stock	240,156	$100,000.00	$50,000 to participate in the Capital Innovators Accelerator Program $50,000 to general operations, including repayment of debt, product development, and employee compensation.	February 6, 2018	Rule 506(b)
SAFE (Simple Agreement for Future Equity)	1	$150,000.00	General Operations, including Technology Development	February 1, 2020	Rule 506(b)
Convertible Notes	1	$250,000.00	Technology Development	October 15, 2019	701
Convertible Notes	236	$97,181.00	Technology Development	November 8, 2019	Regulation CF

Ownership

A majority of Jubel is owned by a few people/entities. Those people/entities are Jose Pablo Toscano, Nicolas Bergengruen, Jenny Schroder, ID345 III SAPI DE CV, and Lindbergh Technology Fund, LP.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Jose Pablo Toscano	64.6%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$615,952.00	-$96,239.00	$0.00

Operations

The Company completed a pre-seed round of financing on February 2020 of $150,000. The Company should have enough liquidity to execute its business plan until December 2020. Once the Company achieves a growth rate of 10% month over month, they intend to raise a $1,000,000 seed round to accelerate growth even further and reach profitability by 2022. Our significant challenges are developing an evolving product to a sustainable scale in a highly competitive environment.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following milestones: 1. Finish their DIY trip planning platform to book multi-destination leisure tours. 2. Achieve $75,000 in monthly net revenue. 3. Achieve a cost of acquisition per customer under $300, which will enable the Company to grow more quickly.

Liquidity and Capital Resources

On January 18, 2019 the Company conducted an offering pursuant to Regulation CF and raised $$97,181.00.

The Company completed a pre-seed round of financing on February 1, 2020 of $150,000 through a SAFE with a single investor.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Property, Goods or Services

Related Person/Entity	Virtudes Loberia
Relationship to the Company	Parent of Jose Pablo Toscano
Total amount of money involved	$74,000.00
Benefits or compensation received by related person	Trip planning/ booking services
Benefits or compensation received by Company	The company was paid its standard arm's length service fee for such services.
Description of the transaction	Trip planning/ booking services

Securities

Related Person/Entity	Jenny Schroder
Relationship to the Company	Past Employee
Total amount of money involved	$2,414.03
Benefits or compensation received by related person	Sale of 81,658 shares of Company's Common Stock at the Purchase Price of $0.02956455 per share (which equals an aggregate purchase price of $2,414.03) plus sign-on bonus to cover purchase price). 25% of shares vested at first anniversary of employment, the remainder of the shares to vest evenly per month thereafter for the following 3 years. In the event of an acquisition of the Company, 100% of your shares would vest upon the closing.
Benefits or compensation received by Company	Continuous status as service provider
Description of the transaction	Restricted Common Stock

Related Person/Entity	Nicolas Bergengruen
Relationship to the Company	CMO
Total amount of money involved	$25,000.00
Benefits or compensation received by related person	845,607 shares of common stock over a 4 year vesting period
Benefits or compensation received by Company	Continuous status as service provider
Description of the transaction	Restricted Common Stock

Related Person/Entity	Jose Pablo Toscano
Relationship to the Company	CEO
Total amount of money involved	$93,258.00
Benefits or compensation received by related person	3,155,393 shares of common stock over a 4 year vesting period
Benefits or compensation received by Company	Continuous status as service provider
Description of the transaction	Restricted Common Stock

Related Person/Entity	Robert Lyons
Relationship to the Company	CTO
Total amount of money involved	$250,000.00
Benefits or compensation received by related person	250,000 through a convertible note with a $3,000,000 pre-money valuation cap.
Benefits or compensation received by Company	Technology Development Services
Description of the transaction	Convertible Note

Other Transactions

Related Person/Entity	Robert Lyons
Relationship to the Company	CTO
Total amount of money involved	$12,000.00
Benefits or compensation received by related person	Compensation for services
Benefits or compensation received by Company	Consulting services
Description of the transaction	Independent Contractor Agreement

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

[SIGNATURE PAGE FOLLOWS]

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Jose Pablo Toscano
(Signature)

Jose Pablo Toscano
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Nicolas Bergengruen
(Signature)

Nicolas Bergengruen
(Name)

CMO
(Title)

April 29, 2020
(Date)

/s/Jose Pablo Toscano
(Signature)

Jose Pablo Toscano
(Name)

CEO
(Title)

April 29, 2020
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Nicolas Bergengruen, being the founder of Jubel, Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2019, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Nicolas Bergengruen
(Signature)

Nicolas Bergengruen
(Name)

CMO
(Title)

April 29, 2020
(Date)

EXHIBITS

Exhibit A   Financial Statements

In order: Balance Sheet, Statement of Cash Flows, Profit and Loss

Jubel

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank of America Checking	42,792.29
BoA Payroll and Cash	1,734.12
JP Banamex (deleted)	0.01
JP Personal Account Expenses	0.00
PayPal Bank (NZD)	-21.68
PayPal Transactions	0.00
Stripe	0.00
Total Bank Accounts	**$44,504.74**
Other Current Assets	
Payroll Corrections	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$44,504.74**
Fixed Assets	
Machinery & Equipment	
Depreciation	-2,778.00
Original cost	2,778.00
Total Machinery & Equipment	**0.00**
Total Fixed Assets	**$0.00**
TOTAL ASSETS	**$44,504.74**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
American Express Credit Card	83,741.06
Brex	253.66
Credit Card Freedom	0.00
Credit Card JP Reserve	0.00
Jenny Bank of America CC	123,725.27
JP Bank of America CC	6,436.36
Nico Bank of America CC	1,042.57
Travel Rewards BoA Credit Card	-132,308.72
Total Credit Cards	**$82,890.20**

Other Current Liabilities	
Business Loans-61000	48,075.13
Direct Deposit Payable	0.00
Payroll Liabilities	
CA PIT / SDI	0.00
CA SUI / ETT	0.00
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	84.00
NYS Employment Taxes	0.00
NYS Income Tax	0.00
WA Paid Family and Medical Leave Tax	-0.86
WA SUI Employer	47.42
Total Payroll Liabilities	**130.56**
Total Other Current Liabilities	**$48,205.69**
Total Current Liabilities	**$131,095.89**
Long-Term Liabilities	
MicroVentures Convertible Note	97,181.00
Robert Lyons Convertible Note	250,000.00
Total Long-Term Liabilities	**$347,181.00**
Total Liabilities	**$478,276.89**
Equity	
Capital Innovators Equity	100,000.00
Jose Pablo Toscano's Equity	45,979.78
Nicolas Bergengruen's Equity	25,000.00
Opening Balance Equity	3,036.73
Retained Earnings	-192,334.02
Net Income	-415,454.64
Total Equity	**$ -433,772.15**
TOTAL LIABILITIES AND EQUITY	**$44,504.74**

Jubel

STATEMENT OF CASH FLOWS
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-415,454.64
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Payroll Corrections	0.00
American Express Credit Card	-3,529.93
Brex	253.66
Jenny Bank of America CC	52,521.35
JP Bank of America CC	1,110.62
Travel Rewards BoA Credit Card	-58,114.50
Business Loans-61000	17,457.03
Direct Deposit Payable	0.00
Payroll Liabilities:Federal Taxes (941/944)	0.00
Payroll Liabilities:Federal Unemployment (940)	0.00
Payroll Liabilities:NYS Employment Taxes	0.00
Payroll Liabilities:NYS Income Tax	-288.05
Payroll Liabilities:WA Paid Family and Medical Leave Tax	-0.86
Payroll Liabilities:WA SUI Employer	-12.53
Payroll Liabilities:WA Workers Compensation	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	9,396.79
Net cash provided by operating activities	**$ -406,057.85**
FINANCING ACTIVITIES	
MicroVentures Convertible Note	97,181.00
Robert Lyons Convertible Note	250,000.00
Net cash provided by financing activities	**$347,181.00**
NET CASH INCREASE FOR PERIOD	**$ -58,876.85**
Cash at beginning of period	103,381.59
CASH AT END OF PERIOD	**$44,504.74**

Jubel

PROFIT AND LOSS

January - December 2019

	TOTAL
Income	
Sales	871,304.69
Sales of Product Income	17,431.35
Total Income	**$888,736.04**
Cost of Goods Sold	
Cost of Goods Sold	736,194.33
Subcontractors - COS	6,644.35
Total Cost of Goods Sold	**$742,838.68**
GROSS PROFIT	**$145,897.36**
Expenses	
Advertising	13,151.51
Bank Charges	1,919.50
Insurance	1,568.37
Interest Expense	1,842.01
Legal & Professional Fees	650.00
Office Expenses	260.00
Other General and Admin Expenses	1,892.62
Payroll Expenses	
Taxes	3,871.73
Wages	40,550.85
Total Payroll Expenses	**44,422.58**
Rent or Lease	6,954.87
Subcontractors	472,168.58
Taxes & Licenses	2,056.31
Telephone Expense	2,301.67
Tools	11,191.72
Travel	972.26
Total Expenses	**$561,352.00**
NET OPERATING INCOME	**$ -415,454.64**
NET INCOME	**$ -415,454.64**